THE SECURITIES GROUP, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2016

Total Members' Equity		$ 159,038
Deductions: Non-allowable assets		
Accounts Receivable	15,000	
Prepaid expenses	1,764	
Property and Equipment, net	2,401	
Haircut amount on CD	340	(19,505)
Net Capital		139,533
Less: minimum dollars net capital requirement		(5,000)
Excess Net Capital		$ 134,533
Total Aggregate Indebtedness		$ 2,553
Percentage of Aggregate Indebtedness to Net Capital		1.83%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015):

Excess net capital, as reported in Company's Part II unaudited Focus Report		$ 149,533
Net audit adjustments		-
Net Capital per above		$ 149,533

There is no material difference between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.